UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934 for the fiscal year end DECEMBER 31, 2024

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934 for the transition period from ___________ to___________

Commission file number 1-8339

A. Full title of the Plan and the address of the plan, if different from that of the issuer named below:

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORFOLK SOUTHERN CORPORATION
650 West Peachtree Street NW
Atlanta, GA 30308

TABLE OF CONTENTS

Thrift and Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Board of Managers
Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information

The Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1983.

Atlanta, Georgia
June 26, 2025

Thrift and Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
	($ in thousands)

Assets
Investments at fair value	$1,262,932	$1,150,818
Plan interest in Master Trust for Norfolk Southern Corporation
common stock at fair value	275,188	308,742

Total investments	1,538,120	1,459,560

Notes receivable from participants	14,688	14,468

Net assets available for benefits	$1,552,808	$1,474,028

See accompanying notes to financial statements.

Thrift and Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31,
2024
($ in thousands)

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$139,918
Net increase in plan interest in Master Trust for Norfolk Southern Corporation common
stock	5,690
Dividends	26,314
Interest	2,031
Total investment income	173,953

Interest on notes receivable from participants	1,082

Contributions
Employee contributions	41,939
Employer contributions	14,696
Assets transferred in from Thoroughbred Retirement Investment Plan of Norfolk Southern
Corporation and Participating Subsidiary Companies	137
Total contributions	56,772

Total additions	231,807

Deductions from net assets attributed to:
Benefits paid	152,147
Assets transferred out to Thoroughbred Retirement Investment Plan of Norfolk Southern
Corporation and Participating Subsidiary Companies	65
Administrative expenses	815

Total deductions	153,027

Net increase in net assets available for benefits	78,780

Net assets available for benefits:
Beginning of year	1,474,028

End of year	$1,552,808

See accompanying notes to financial statements.

Thrift and Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies
Notes to Financial Statements

The following Notes are an integral part of the Financial Statements.

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

The Thrift and Investment Plan of Norfolk Southern Corporation (NS) and Participating Subsidiary Companies (the Plan) meets the definition of a defined contribution employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is thus subject to the reporting and disclosure, participation and vesting, fiduciary responsibility, and administration and enforcement provisions of Title I of ERISA. The Plan is not subject to the funding provisions of Title I as an individual account plan, nor to the benefit guaranty provisions of Title IV of ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Changes in facts and circumstances may result in revised estimates.

Investments

The presentation of investments at fair value in the accompanying financial statements of the Plan is required by and in accordance with GAAP. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Notes Receivable from Participants

Participant loans are classified as notes receivable from participants and are measured at their unpaid principal balance plus any accrued but unpaid interest. The Form 5500 presents participant loans as an investment.

Revenue Recognition

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the periods in which such changes occur. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed). Interest is accrued when it is earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

2. Plan Description

The following is a brief discussion of the Plan in effect during 2024 and not the complete text of the plan document. Members should refer to the plan document for more complete information about the Plan’s provisions. Capitalized terms used but not defined herein are defined in the plan document.

General Information

The Plan was established effective June 1, 1982, by the Board of Directors of NS.

The purpose of the Plan is to encourage retirement savings among eligible employees. Generally, Nonagreement Employees of NS or any participating subsidiary company are automatically enrolled to become a participant of the Plan (Member) upon employment unless the employee opts out of participation.

The Plan is intended to be a cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code (Code). A portion of the Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. The ESOP is designed to invest primarily in NS common stock (NS stock), which is a qualifying security within the meaning of Sections 409(1) and 4975(e)(8) of the Code.

The Plan is administered by a Board of Managers (Managers), the members of which are appointed by the chief executive officer of NS. However, the Plan designates the Benefits Investment Committee, consisting of NS’ chief financial officer, chief legal officer, and chief human resources officer, as responsible for choosing the Plan’s investment options and monitoring the continued appropriateness of those investment options. The Managers and members of the Benefits Investment Committee receive no remuneration with respect to their service in such capacity. The Vanguard Fiduciary Trust Company is the Plan’s independent trustee and The Vanguard Group, Inc. is the Plan’s record keeper.

Pre-Tax, Roth, Matching, Discretionary and Rollover Contributions Accounts

Separate accounts (Accounts) are maintained for each type of contribution made under the Plan. The Plan allocates earnings or losses to Members’ Accounts based on their ownership in each investment option.

A Member may elect that NS withhold and contribute to the Plan from 1% to 75% of the Member’s Compensation. A Member may prospectively change this contribution rate at any time. The Member must designate any such contribution to the Plan as a Pre-Tax Contribution or Roth Contribution.

A Member who is automatically enrolled in the Plan is enrolled at an initial Pre-Tax Contribution rate of 6% of the Member’s Compensation. A Member’s contribution rate automatically increases 1% annually, up to a maximum of 10%. At any time, a Member may elect to stop contributing, to contribute a percentage other than the automatic percentage, or to change the automatic 1% increase. Under automatic enrollment, a Member’s contributions are invested by default in the Vanguard Target Retirement Trust that has a target date nearest to the date on which the Member will turn age 65.

Annual Pre-Tax and Roth Contributions are limited as provided in Section 402(g) of the Code ($23,000 for 2024). However, a Member who is at least age 50, or will attain age 50 by the end of the calendar year, may make additional annual contributions up to the limits as provided in Code Section 414(v)(2)(B)(i) ($7,500 for 2024).

NS contributes Matching Contributions of 100% of the sum of the Member’s Pre-Tax Contributions plus Roth Contributions not to exceed 1% of the Member’s Compensation, and 50% of the sum of the Member’s Pre-Tax Contributions plus Roth Contributions that exceed 1% of the Member’s Compensation but does not exceed 6% of the Member’s Compensation.

NS may make Discretionary Contributions for employees of subsidiary companies who are ineligible to participate in the Retirement Plan of Norfolk Southern Corporation or another subsidiary’s defined benefit retirement plan. The amount contributed for the Discretionary Contribution, if any, will be determined each year. If made, these contributions will be allocated to Members in an amount equal to a specified percentage of the Member’s compensation for the year. A Member generally must be employed on the last day of the year to be eligible for a Discretionary Contribution.

A Member may contribute eligible rollover distributions from a tax-qualified retirement plan of a former employer or from an individual retirement account, and/or eligible rollover distributions from a designated Roth account from a tax-qualified retirement plan of a former employer.

Vesting

A Member has an immediate, fully vested interest in all of the Member’s Accounts under the Plan, except that a Member will forfeit matching contributions associated with pre-tax contributions withdrawn under the Plan’s permissive withdrawal feature, which allows for withdrawals within 90 days of the first payroll in which pre-tax contributions were made to the Plan under the auto-enrollment feature.

Income and Dividends

Income received, in the form of dividends or otherwise, is retained in the respective Accounts of each Member and is reinvested in the investment option from which such income was derived.

Notwithstanding the foregoing, all dividends paid with respect to NS stock held in the NS Stock Fund are paid to the Plan and, at the Member’s election, either (i) distributed in cash to the Member, or (ii) reinvested in the NS Stock Fund within the Member’s Accounts. A Member who does not make a timely election will have such dividends paid to the Plan and reinvested in the NS Stock Fund within the Member’s Accounts.

Distributions and Withdrawals

If the value of the Member's Accounts in the Plan is greater than $7,000, a distribution of the Member’s Accounts will be made upon request following a Member’s termination of employment. If the value of the Member’s Accounts in the Plan is less than $7,000 following the Member’s termination of employment, then the Account balances will automatically be distributed to the Member as soon as practicable; however, if the distribution is greater than $1,000, but is less than $7,000, and the Member does not elect to have the distribution paid directly to an eligible retirement plan or receive the distribution directly, then the Plan Administrator will transfer the amount in a direct rollover to an individual retirement account for the Member.

A Member must begin taking required minimum distributions as required by Section 401(a)(9) of the Code. A Member’s beneficiary must take distributions as required by law within specified periods after the Member’s death. In either case there may be alternatives to continue to defer taxation of all or part of the Plan distribution.

A Member may elect that the portion of Accounts invested in the NS Stock Fund be distributed in whole shares of NS stock rather than cash.
A Member may request that an eligible rollover distribution from the Plan be made directly to another eligible retirement plan as the Member directs. However, no direct transfer will be made of any amount deemed to be distributed to a Member as the result of a default on a Member’s loan.

A Member may at any time withdraw all or a portion of the balance of their Matching Contribution – Pre 2008 Account or Rollover Accounts.

A Member may make either a written or electronic request for a hardship withdrawal as described in the plan document.

A Member who is automatically enrolled in the Plan may elect to withdraw all contributions to the Plan (as adjusted for earnings or losses) within 90 days of the date following the first payroll in which pre-tax contributions were made to the Plan under the auto-enrollment feature.

Transfers with other Plans

If a Member becomes eligible for participation in the Thoroughbred Retirement Investment Plan of NS and Participating Subsidiary Companies (TRIP), the Member may transfer their Plan balance to the TRIP provided that the Member does not have a loan outstanding.

Loans

A Member may borrow from the balance of their Pre-Tax Contributions, Roth Contributions, and/or Rollover Contributions, as described in the plan document. The unpaid balance of any loan shall bear interest at a fixed rate in effect at the time the loan is made. The maximum loan term is approximately five years.

Where a loan has not been repaid in full immediately prior to the distribution of a Member’s account balances, the balance of such loan plus interest accrued will be deducted from any amount payable to the Member or their beneficiary from the Plan.

Administrative Expenses

Administrative expenses are paid by the Plan, unless NS elects to pay for such expenses. Expenses paid by NS are excluded from these financial statements. Recordkeeping fees and fees on plan loans and managed accounts are paid by the Plan and deducted from participants accounts. Fees for legally required testing, certain notices and other administrative expenses are paid directly by NS or from participant forfeitures.

Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to terminate, Members would remain 100% vested in their Account balances as set forth above.

Plan Amendments

NS has reserved the right to amend the Plan at any time.

3. Investment Program

A Member must make an initial investment election which will apply to the Member’s Accounts. If a Member does not initially make an affirmative investment election, the Member will be deemed to have allocated all contributions to the Vanguard Target Retirement Trust that has a target date nearest to the date on which the Member will turn age 65.

A Member may elect at any time to exchange the existing balances in the Member’s Accounts invested in any option to another option(s), subject to any frequent trading policy or other restrictions.

A Member may elect to participate in the Vanguard Managed Account Program, under which the Member delegates ongoing, discretionary investment management services with respect to their entire interest in the Plan to Vanguard Advisers, Inc.

4. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820-10, “Fair Value Measurements,” established a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2     Inputs to the valuation methodology include:

•quoted prices for similar assets or liabilities in active markets,
•quoted prices for identical or similar assets or liabilities in inactive markets,
•inputs other than quoted prices that are observable for the asset or liability, and
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Registered investment companies: Shares held by the Plan at year end are valued at the official closing price as defined by the exchange or at the most recent trade price of a security at the close of the active market. The registered investment companies hold equity securities, fixed income securities and cash and cash equivalents.

Common collective trusts: The readily determinable fair value is based on the published fair value per unit of the trusts.  The common collective trusts hold equity securities, fixed income securities and cash and cash equivalents.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth the Plan’s investments by valuation technique level, within the fair value hierarchy, excluding Plan interest in the Master Trust for NS stock. There were no level 3 valued investments.

	Level 1	Level 2	Total
	($ in thousands)

December 31, 2024
Registered investment companies	$803,762	$—	$803,762
Common collective trusts	—	459,170	459,170

Investments at fair value	$803,762	$459,170	$1,262,932

December 31, 2023
Registered investment companies	$718,665	$—	$718,665
Common collective trusts	—	432,153	432,153

Investments at fair value	$718,665	$432,153	$1,150,818

5. Interest in Master Trust for Norfolk Southern Corporation Common Stock

The Plan’s investment in NS stock is included in a Master Trust along with investments in NS stock held by TRIP. The NS Stock Fund consists of shares of NS stock, measured at fair value, and a small cash balance for liquidity purposes, and is divided into units (rather than shares of stock) for the purpose of valuing assets of the participating plans and the Members’ accounts. A unit represents a proportionate ownership interest in investments of the Master Trust. A unit value is calculated daily by dividing the total value of NS stock and cash, reduced by any unpaid commissions and fees associated with the Master Trust’s transactions, by the number of units credited to Members of both plans in the Master Trust. Units are allocated among the plans based on total units credited to Members of each plan.

The following table presents the net assets of the Master Trust:

	December 31, 2024		December 31, 2023
	Master Trust	Plan’s Interest	Master Trust	Plan’s Interest
	($ in thousands)

NS stock	$488,748	$274,002	$534,401	$308,521
Money market fund	2,003	1,124	568	328
Total investments at fair value	490,751	275,126	534,969	308,849

Due from brokers for securities sold	159	89	6	3
Due to brokers for securities purchased	(48)	(27)	(190)	(110)

Net assets	$490,862	$275,188	$534,785	$308,742

The following table presents the changes in net assets of the Master Trust:

Year ended
December 31,
2024
($ in thousands)

Net depreciation in fair value of investments	$(2,043)
Dividends and interest	11,657

Net investment gain	9,614

Net deductions	(53,537)

Decrease in net assets	$(43,923)

Plan’s decrease in net assets	$(33,554)

The following is a description of the valuation methodologies used for assets measured at fair value:

NS stock: Valued based upon the closing price reported on the New York Stock Exchange at year end.

Money market fund: Valued at the closing price reported on the active market on which the fund is traded.

All of the Master Trust investments at December 31, 2024 and 2023 are level 1 investments in accordance with the valuation technique level.

6. Federal Income Taxes

The Internal Revenue Service (IRS) determined and informed NS by a letter dated March 24, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Code. Subsequent to this determination by the IRS, the Plan was amended and restated.  Management believes the Plan is designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is still qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is generally subject to IRS examination for a period of three years after the filing of its employee benefit plan annual return. There are currently no audits in progress for any plan years.

The Plan follows the provisions of FASB ASC 740, “Income Taxes,” as it relates to uncertainties in income taxes. FASB ASC 740 requires that a liability be recorded for the Plan’s estimate of uncertain tax positions, including a determination that income is nontaxable under the tax law. The Plan has no liabilities recorded at December 31, 2024 and 2023 for uncertain tax positions.

7. Related Party Transactions

Certain Plan investments are shares of registered investment companies or units of common collective trusts managed by The Vanguard Group, Inc.

The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the Plan’s independent trustee and the record keeper, respectively; therefore fees paid to these entities for trustee, administrative and other transactions qualify as exempt party-in-interest transactions under ERISA and the Code.

Vanguard Advisers, Inc. provides ongoing discretionary management services to Members who elect to participate in the Vanguard Managed Account Program; therefore fees paid to this entity for management services qualify as exempt party-in-interest transactions under ERISA and the Code.

Participant loans, which are considered parties-in-interest, were granted throughout the year as part of normal Plan operations.

The Plan, through the Master Trust, holds NS stock. NS is the Plan Sponsor and, as such, the investment in the Master Trust qualifies as an exempt party-in-interest transaction under ERISA and the Code.

Schedule 1
Thrift and Investment Plan of
Norfolk Southern Corporation and Participating Subsidiary Companies

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2024

Identity of issue, borrower,	Description of investment, including maturity date,
lessor or similar party	rate of interest, collateral, par or maturity value			Current Value
				($ in thousands)
*Plan interest in Master Trust
for NS stock	3,525,797	units of	NS Stock Fund	$275,188

Value of Interests in Registered Investment Companies:
*The Vanguard Group, Inc.	370,404	shares of	Vanguard Institutional Index Fund Plus Shares	177,379
*The Vanguard Group, Inc.	827,823	shares of	Vanguard Growth Index Fund Institutional Shares	174,861
*The Vanguard Group, Inc.	1,590,161	shares of	Vanguard Wellington Fund Admiral Shares	117,592
*The Vanguard Group, Inc.	701,346	shares of	Vanguard Total International Stock Index Fund	88,896
*The Vanguard Group, Inc.	965,919	shares of	Vanguard Value Index Fund Institutional Shares	63,780
*The Vanguard Group, Inc.	6,684,783	shares of	Vanguard Total Bond Market Index Fund	63,372
*The Vanguard Group, Inc.	730,857	shares of	Vanguard Mid-Cap Index Fund Institutional Shares	52,775
*The Vanguard Group, Inc.	352,145	shares of	Vanguard Small-Cap Index Fund Institutional Shares	40,549
Western Asset Funds, Inc.	1,258,543	shares of	Western Asset Core Bond Fund; Class IS	13,076
*The Vanguard Group, Inc.	1,232,674	shares of	Vanguard Inflation-Protected Securities Fund	11,304
*The Vanguard Group, Inc.	177,933	shares of	Vanguard Cash Reserve Federal MM Fund	178
				803,762

Value of Interests in Common Collective Trusts:
*The Vanguard Group, Inc.	77,284,140	units of	Vanguard Retirement Savings Trust III	77,284
*The Vanguard Group, Inc.	612,359	units of	Vanguard Target Retirement 2050 Trust I	62,381
*The Vanguard Group, Inc.	661,658	units of	Vanguard Target Retirement 2035 Trust I	59,146
*The Vanguard Group, Inc.	592,239	units of	Vanguard Target Retirement 2045 Trust I	59,076
*The Vanguard Group, Inc.	495,447	units of	Vanguard Target Retirement 2040 Trust I	47,444
*The Vanguard Group, Inc.	520,714	units of	Vanguard Target Retirement 2030 Trust I	43,818
*The Vanguard Group, Inc.	259,759	units of	Vanguard Target Retirement 2055 Trust I	32,262
*The Vanguard Group, Inc.	358,218	units of	Vanguard Target Retirement 2025 Trust I	28,743
*The Vanguard Group, Inc.	212,147	units of	Vanguard Target Retirement 2020 Trust I	16,045
*The Vanguard Group, Inc.	242,750	units of	Vanguard Target Retirement 2060 Trust I	15,844
*The Vanguard Group, Inc.	172,754	units of	Vanguard Target Retirement Income Trust I	11,742
*The Vanguard Group, Inc.	127,246	units of	Vanguard Target Retirement 2065 Trust I	5,109
*The Vanguard Group, Inc.	11,263	units of	Vanguard Target Retirement 2070 Trust I	276
				459,170

*Participant loans	Participant loans (interest rates of 4.00%-9.50%, maturing through 2030)			14,688

	Total investments at fair value			$1,552,808

*Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Managers of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION
AND PARTICIPATING SUBSIDIARY COMPANIES

Date:	June 26, 2025	BY:	/s/ Michelle L. Thompson
Michelle L. Thompson
Secretary, Board of Managers

EXHIBIT

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm